SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: June 8, 2010

List of materials

Documents attached hereto:

i) Press release entitled "TOM COSGROVE TO LEAD SONY, DISCOVERY COMMUNICATIONS AND IMAX JOINT VENTURE 3D TELEVISION NETWORK"

TOM COSGROVE TO LEAD SONY, DISCOVERY COMMUNICATIONS AND IMAX JOINT VENTURE 3D TELEVISION NETWORK

-- Discovery Channel Executive and Industry Veteran Named President and CEO of Forthcoming 24/7 3D Television Network --

LOS ANGELES – Sony Corporation (“Sony”), Discovery Communications (“Discovery”) and IMAX Corporation (“IMAX”) today announced that Discovery Channel executive Tom Cosgrove has been named President and CEO of the joint venture they have established to develop the first 24/7 dedicated 3D television network.  The network will feature high-quality premium content from genres that are most appealing in 3D, including natural history, space, exploration, adventure, engineering, science and technology and motion pictures from Discovery, Sony Pictures Entertainment Inc. (“Sony Pictures Entertainment”), IMAX and other third-party providers.

In his new position, Cosgrove will oversee all business and creative areas of the joint venture, with a goal of driving consumer adoption of 3D televisions and giving the network long-term leadership in the 3D home marketplace. He will report to the joint venture's board of directors, comprised of representatives from Sony, Discovery and IMAX. The companies completed the formation of the joint venture last week.

“We welcome Tom Cosgrove to what is really an historic position heading up a groundbreaking 3D television network,” said Michael Lynton, Chairman and CEO of Sony Pictures Entertainment, which will be leading Sony’s involvement with the network.  “We’re at a turning point in entertainment history, not unlike the transition from silent movies to ‘talkies’ or black-and-white to color.  This is the start of something really big, and we’re excited about delivering high-quality 3D entertainment to people every day, all day.”

“Tom’s experience and success as the operational leader of Discovery’s flagship network makes him an exceptional choice to lead our 3D joint venture with Sony and IMAX,” said Discovery Communications President and CEO David Zaslav.  “His broad expertise across every aspect of running a successful network, from content development to marketing to scheduling, will ensure that the Discovery, Sony and IMAX 3D network plays a leading role in bringing the next-generation television experience to viewers.”

“We believe Tom’s background in high-quality programming and cable operations will be incredibly valuable in driving the strategy and growth of the channel,” added IMAX CEO Richard L. Gelfond.  “We look forward to working with Tom and with such strong partners as Sony and Discovery to make in-home 3D a reality.”

Rebecca Glashow, Senior Vice President of Digital Distribution for Discovery Communications, will oversee distribution for the channel, offering cable and satellite providers the opportunity to bring the next-generation 3D television experience to their subscribers.  Amy Carney, President, Advertiser Sales, Sony Pictures Television, will lead advertising/promotion sales, and Sony Pictures Television will provide all related advertising sales-related services for the joint venture.

Cosgrove most recently served as Executive Vice President and Chief Operating Officer for Discovery Channel, managing day-to-day operations, including overall business strategy, programming, development and marketing.  While with Discovery Channel, he was also responsible for the formation of the Discovery Times Square Exhibitions, as well as windowing strategies for all Discovery digital platforms.

Before that, Cosgrove served as General Manager of Science Channel, where he initiated a global rebranding of the channel, and had direct oversight of network programming, development/production, marketing, and business and brand-enhancing strategies.  He joined Discovery Communications as Senior Vice President of Programming for the portfolio of Discovery Channel, Science Channel, Discovery Times and Military Channel.

Prior to joining Discovery, Cosgrove served as General Manager for TV Guide Channel, where he had direct oversight of the brand/content strategy, including programming, development, production, marketing, business affairs, communications, research and operations, and the creation of an in-house production unit, live unit, and studio operation.  Cosgrove also developed and introduced an interactive interface for the channel, and helped guide the content direction for the company's VOD and online platforms.  He was responsible for year-over-year ratings growth for the first time in TV Guide Channel history, the highest-rated events in channel history, and substantially stronger CPMs and advertising sell-out.

Cosgrove also has held senior management positions at ABC Family, Fox Family, Fox Kids, and Fox Broadcasting, spanning live sports, programming, acquisitions, marketing, research, sales, operations, and affiliate relations.  He began his career at Leo Burnett USA.  Cosgrove holds an MBA and B.A. from the University of Wisconsin.

About Sony Corporation
Sony Corporation (NYSE: SNE) is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and on-line businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world. Sony recorded consolidated annual sales of approximately $78 billion for the fiscal year ended March 31, 2010. Sony Global Web Site: http://www.sony.net/

About Discovery Communications
Discovery Communications (Nasdaq: DISCA, DISCB, DISCK) is the world's number one nonfiction media company reaching more than 1.5 billion cumulative subscribers in 180 countries. Discovery empowers people to explore their world and satisfy their curiosity through 100-plus worldwide networks, led by Discovery Channel, TLC, Animal Planet, Science Channel, Investigation Discovery, Planet Green and HD Theater, as well as leading consumer and educational products and services, and a diversified portfolio of digital media services including HowStuffWorks.com. For more information, please visit www.discoverycommunications.com.

About IMAX Corporation
IMAX Corporation (NASDAQ: IMAX; TSX: IMX) is one of the world's leading entertainment technology companies, specializing in immersive motion picture technologies. The worldwide IMAX network is among the most important and successful theatrical distribution platforms for major event Hollywood films around the globe, with IMAX® theatres delivering the world's best cinematic presentations using proprietary IMAX, IMAX 3D, and IMAX DMR® technology. IMAX DMR is the Company's groundbreaking digital re-mastering technology that allows it to digitally transform virtually any conventional motion picture into the unparalleled image and sound quality of The IMAX Experience. The IMAX brand is recognized throughout the world for extraordinary and immersive entertainment experiences for consumers. As of March 31, 2010, there were 438 IMAX theatres (316 commercial, 121 institutional) operating in 47 countries.

###

NEWS MEDIA CONTACTS:

For Discovery:	Michelle Russo, 240-662-2901, michelle_russo@discovery.com
For Sony:	Sandra Genelius, 212-833-6975, Sandra_genelius@sonyusa.com
Paula Askanas, 310-244-3790, paula_askanas@spe.sony.com
For IMAX:	Sarah Gormley, 212-821-0155, sgormley@imax.com